UNITRIN

July 22, 2010

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Riedler, Scot Foley and Suzanne Hayes

Dear Mr. Riedler, Mr. Foley and Ms. Hayes:

This letter responds to the comments raised in your June 18, 2010 letter addressed to Donald G. Southwell, Chairman, President and Chief Executive Officer of Unitrin, Inc. (referred to in our responses as the "Company" or "we"). The Company's response to each of your comments is set forth below the corresponding comment reproduced below in italics.

Comment 1

General
    We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response to Comment 1:

Following the Commission's December 2009 adoption of the proxy rule amendments that added new Item 402(s) of Regulation S-K, the Company's management conducted an analysis of the risks arising from its employee compensation policies and practices. Our analysis took into account the structure and features of the Company's employee compensation programs, as well as applicable administrative processes and mitigation factors.

Our analysis focused on a review and risk assessment of eleven incentive and bonus plans applicable to employees across the Company. We reviewed the plan documents and considered key features of each program, including such factors as the number and range of participants, payout criteria, payout history, administrative controls and oversight structure.

We found as a result of our analysis that material risks to the Company that could potentially arise from our employee compensation plans from compensation-driven forces are sufficiently mitigated by the following features, administrative processes and back-end controls:

    the existence of a sufficiently varied mix of factors and controls that could affect compensation payouts;
    the mandatory involvement of multifunctional business unit and corporate teams in the key processes that determine incentive compensation payouts, such as business forecasting, financial consolidation and reporting of operational results;
    review and assessment by the Company's internal auditors of key controls over certain procedures that relate to employee compensation, such as controls over payroll processing, equity compensation and financial reporting;
    oversight by the Compensation Committee with regard to certain matters within the scope of its charter, including compensation of senior executives and administration of the Company's equity-based compensation plans; and
    oversight by the Audit Committee with regard to certain matters within the scope of its charter, including integrity of the Company's financial statements and the performance of the Company's internal and external auditors.

On completion of our analysis, we concluded that the risks arising from the Company's compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company. We presented an overview of our analysis and conclusion to the Compensation Committee of the Company's Board of Directors at its February 2010 meeting, in which the Committee concurred.

Comment 2

Related Person Transactions, page 17

2. Please file your agreements with Fayez Sarofim & Co. or provide us with an analysis supporting your determination that you are not required to file them.

Response to Comment 2:

We believe that the agreement between the Pension Plan and FS&C is not a "material contract" that must be filed by Unitrin pursuant to Item 601 of Regulation S-K. Neither Unitrin nor a Unitrin subsidiary is a party to the agreement and, even if Unitrin or a Unitrin subsidiary had been a party to the agreement, the agreement is not material to Unitrin. As reported in the section of our proxy statement referenced in your comment above, the Pension Plan paid fees of $300,000 in the aggregate to FS&C in 2009 for investment management services. As reported in Unitrin's Quarterly Report on Form 10-Q filed May 5, 2010, the Pension Plan paid fees of $100,000 in the aggregate to FS&C for such services for the quarterly period ended March 31, 2010. These amounts are not material to Unitrin. The aggregate amount of these fees paid for 2009, and the aggregate amount of these fees paid for the first quarter of 2010, each represents approximately 0.2% of Unitrin's aggregate net income for such respective periods.

The agreement between the Pension Plan and FS&C is a bona fide agreement for the provision of investment management services by a registered investor adviser, and can be terminated by either party at any time on 30 days notice. According to the Form ADV dated March 30, 2010 that was filed by FS&C, FS&C manages over $17 billion in assets, provides investment advisory services to over 500 clients and employs over 50 individuals, including at least 11 investment advisors.

The above-referenced section of our proxy statement also describes services provided by FS&C as a sub-investment advisor to the Dreyfus Appreciation Fund, one of the investment choices provided to employees participating in the 401(k) Plan and DC Plan sponsored by Unitrin. FS&C provides such advisory services to the Fund and is paid for such services pursuant to an agreement between FS&C and the Fund, which is not affiliated with Unitrin. No Unitrin-related entity (including either of the Unitrin-sponsored plans, Unitrin or a Unitrin subsidiary) is a party to an agreement that relates to the advisory services provided by FS&C to the Fund or provides compensation to FS&C in connection with such services. Accordingly, no contract relating to the services provided by FS&C to the Fund must be filed by Unitrin pursuant to Item 601 of Regulation S-K.

Comment 3

Compensation Discussion & Analysis

2009 Performance Incentive Plan Awards, page 39

3. We note your disclosure that the performance criteria for the 2009 Annual PIP Awards were based on growth of insurance premiums, auto finance revenues and profit margins and the 2009 Multi-Year PIP Awards were based on a compound annual growth rate and return on average shareholders' equity. Additionally, we note that a portion of Mr. Draut's awards were based on a multiplier that is inversely related to the net charge-off of automobile loan receivables. Please provide us draft disclosure, with a view toward amending your disclosure, quantifying each of these goals. Additionally, provide further information in "2009 Annual PIP Awards - Performance Results and Payouts" explaining the level of achievement of the goals and how the level of achievement translated in the awards paid. The use of the matrix and how the matrix was used to determine a target multiplier percentage is not clear.

Response to Comment 3:

As explained in the sections of our proxy statement referenced in your comment above, the performance metrics applicable to the 2009 Annual PIP Awards and the 2009 Multi-Year PIP Awards are incorporated into matrices that are used to derive Target Multipliers for these awards. At the end of each performance period, actual performance results are compared to the applicable matrix to determine the Target Multiplier for a particular award to an individual. The Target Multiplier is then applied to the individual's Target Bonus Percentage and base salary to determine whether a payout under the award is due and the amount of any such payout. A Target Multiplier for performance results that fall in between points specified in the matrix would be interpolated on a straight-line basis. The Target Multiplier will either be 0%, if results are below "threshold" performance levels, or else will range from 50% through 200% if results are at or above "threshold" performance levels. For results under "threshold" performance levels, no bonus would be payable. For results at or above "maximum" performance levels, the bonus would be based on a 200% Target Multiplier.

These matrices are two-dimensional and include hundreds of entries representing the results of different combinations of the two performance metrics applicable to each type of award. The document representing the Annual 2009 Performance Matrix includes 609 entries representing the results of the combinations from 21 rows of Premium and Auto Finance Revenue Growth rates ranging from -10.0% through 10.0% in 1% increments, and 29 columns of Profit Margin rates ranging from 1.5% through 8.5% in 0.25% increments. Similarly, the document representing the Multi-Year 2009 Performance Matrix includes 910 entries representing the results of the combinations from 26 rows of Consolidated Revenue Growth rates ranging from -10.0 % through 15.0% in 1% increments, and 35 columns of Return on Equity ranging from 7.0% through 15.5% in 0.25% increments.

Due to the size and complexity of these matrices, we believe that including the actual matrices in the proxy statement would be both impractical and of limited value to investors. In addition, because there are no single "target," "threshold" or "maximum" performance levels as a result of the two-dimensional matrix structure, we are unable to specify particular performance metrics as "goals" or as the "target," "threshold" or "maximum" performance levels for particular awards. However, in view of your comment that our use of the matrices and method of determining the Target Multiplier was not clear from the disclosure in our 2010 Compensation Discussion & Analysis, we propose adding language and a new table to our 2011 Proxy Statement to describe in more detail the operation of the matrices applicable to the 2010 Annual and Multi-Year PIP Awards and to illustrate hypothetically how different combinations of the applicable performance criteria could result in the same or different Target Multipliers.

We propose including in our 2011 proxy statement the following inserts which are based upon our 2010 proxy statement but would be revised as appropriate to address the specific elements of the 2010 awards instead of the 2009 awards:

1. Insert the following two paragraphs and table immediately after the paragraph that begins at the bottom of page 40 and ends at the top of page 41 of our 2010 proxy statement and defines "Target Multiplier" and specifies the 2009 performance results:

There was no single "target" in connection with the 2009 Annual PIP Awards, as the design of the Annual 2009 Corporate Performance Matrix provides for Target Multipliers determined by different combinations of each of the two performance criterion. For instance, many combinations of Profit Margin and Premium and Auto Finance Revenue Growth Rates could produce a Target Multiplier of 100%. The document representing the Annual 2009 Performance Matrix includes Premium and Auto Finance Revenue Growth rates ranging from -10.0% through 10.0% in 1% increments, and Profit Margin rates ranging from 1.5% through 8.5% in 0.25% increments. Target Multipliers for performance results that fall in between specified points would be interpolated on a straight-line basis.

The following table includes twenty-five possible combinations of the two performance criteria and illustrates how different combinations of the two criteria could produce the same or different Target Multipliers. The table also illustrates the range shown in the document representing the matrix, as the data points shown are the four corner points and the center point of such range and the midpoints between the center point and each of the corner points.

Sample Target Multiplier Calculation

From Annual 2009 Corporate Performance Matrix

Premium and Auto Finance Revenue Growth Rate *	Target Multiplier
10.0%	54.9%	117.3%	200.0%	200.0%	200.0%
5.0%	0.0%	84.4%	158.5%	200.0%	200.0%
0.0%	0.0%	0.0%	100.0%	182.3%	200.0%
-5.0%	0.0%	0.0%	55.6%	126.7%	200.0%
-10.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Profit Margin **	1.5%	3.25%	5.00%	6.75%	8.50%

* Ranges from -10% to 10% in 1% increments in full matrix chart; shown here in 5% increments

** Ranges from 1.5% to 8.5% in 0.25% increments in full matrix chart; shown here in 1.75% increments

2. Insert the following immediately after the table on page 42 of our 2010 proxy statement that defines the relevant terms for the Multi-Year 2009 Performance Matrix:

As with the 2009 Annual PIP Awards, there was no single "target" in connection with the 2009 Multi-Year PIP Awards, as the design of the 2009 Multi-Year Corporate Performance Matrix provides for a range of Target Multipliers determined by different combinations of each of the two performance criterion. For instance, many combinations of Return on Equity and Consolidated Revenue Growth could produce a Target Multiplier of 100%. This aspect of the matrix is illustrated with the performance criteria applicable to the 2009 Annual PIP Awards in the table on page [__] above captioned "Sample Target Multiplier Calculation from Annual 2009 Corporate Performance Matrix." The document representing the Multi-Year 2009 Performance Matrix includes Consolidated Revenue Growth rates ranging from -10.0 % through 15.0% in 1% increments, and Return on Equity ranging from 7.0% through 15.5% in 0.25% increments. Target Multipliers for performance results in between specified points would be interpolated on a straight-line basis.

3. Insert the following new sentence immediately after the first two sentences in the paragraph that begins at the bottom of page 39 and ends at the top of page 40 of our 2010 proxy statement that specify the performance metrics applicable to the 2009 Annual and Multi-Year PIP:

See the discussions below under the headings "2009 Annual PIP Awards-Performance Results and Payouts" and "2009 Multi-Year PIP Awards-Performance Results" for more information about the performance metrics for these awards.

We do not propose adding disclosure in our 2011 proxy statement with respect to the portion of Mr. Draut's awards that were based on performance metrics applicable to Fireside Bank, because these awards were unique to his 2009 Annual PIP Award and 2009 Multi-Year PIP Award. As noted on page 42 of our 2010 Proxy Statement under the caption "2010 Performance Incentive Awards," the 2010 Annual PIP Award and 2010 Multi-Year PIP Award granted to Mr. Draut and the other Named Executive Officers are based exclusively on corporate performance. Accordingly, our 2011 Compensation Discussion & Analysis will pertain exclusively to corporate performance metrics.

Comment 4

Equity-Based Compensation, page 43.

4. Your description of performance-based restricted stock awards on page 44 states that the vesting is based on your performance relative to a peer group of companies in the S&P Supercomposite Insurance Index. If you are using a subset of companies in the index, please identify the companies you are using.

Response to Comment 4:

We are not using a subset of companies in the index. The "peer group" as referenced on page 44 includes all companies in the S&P Supercomposite Insurance Index.

In connection with our responses to your comments, the Company acknowledges the following:

    The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
    Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 312-661-4600 if you have any questions about this letter.

Sincerely,

/s/ Scott Renwick

Scott Renwick

Senior Vice President, General Counsel and Secretary

cc: Donald G. Southwell